 Exhibit 99.1

SOPHiA GENETICS Highlights Near-Term Growth Strategy at 42nd Annual J.P. Morgan Healthcare Conference

Strong SOPHiA DDM™ adoption and analysis volume contributes to continued revenue growth

Liquid biopsy and HRD on SOPHiA DDM™ Platform continue to grow year-over-year, with Tennessee Oncology, Dasa and The Royal Marsden announced today

Boston, MA and Rolle, Switzerland, January 10, 2023 – SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and a leader in data-driven medicine, will share an overview of its near-term growth strategy, fueled by strong adoption and opportunity for the SOPHiA DDM™ Platform, in a presentation at the 42nd annual J.P. Morgan Healthcare Conference on Thursday, January 11, 2024 at 9:00 a.m. PST.

Highlights include:

•	Continued adoption of SOPHiA DDM™ in clinical markets globally has enabled analysis volume for the full year of 2023 to grow to a record 315,000+ analyses globally[1].

•	Since inception, the Platform has analyzed over 1.5 million genomic profiles worldwide.

•	New customer count for 2023 includes 87 core genomics customers globally[2], resulting in a current network of 750+ customers using SOPHiA DDM™ globally[3].

•	New U.S.-based customer Tennessee Oncology exploring MSK-ACCESS® powered with SOPHiA DDM™, as well as Latin American healthcare network Dasa expanding to incorporate the liquid biopsy application.

•	The Royal Marsden, a world leader in cancer care based in the U.K., is live on the SOPHiA DDM™ Platform to support HRD testing and research.

CEO Commentary

“We have witnessed the market demand for a global, decentralized technology platform that will power the precision medicine space at-scale – a $40 billion total addressable market between clinical and biopharma markets. The continued adoption of SOPHiA DDM™ and the record number of analyses performed on the platform, increasing year-over-year, reflects how SOPHiA DDM™ is positioned to fulfill that need for those markets. We are especially positioned for growth with our HRD and Liquid Biopsy applications, which have both grown significantly year-over-year. I could not be more excited about the opportunities that lie ahead and SOPHiA GENETICS’ ability to capitalize,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder of SOPHiA GENETICS. “With our commitment to financial discipline and our strategic vision that will help us

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[1]	Analysis volume reported as of December 31, 2023. Figure includes volumes related to COVID-19.

[2]	New signed core genomics customers as of December 31, 2023.

[3]	Total customer count reported from the 12-month period ending November 30, 2023.

Webcast Information

Jurgi Camblong, PhD., CEO and Co-founder, will present at the J.P. Morgan 2024 Healthcare Conference on Thursday, January 11, 2024, at 9:00 a.m. PST at the Westin St. Francis in San Francisco.

Live, listen-only webcasts of this presentation can be accessed by visiting the Investors section of the SOPHiA GENETICS website at ir.sophiagenetics.com. A replay of the webcast will be available shortly after the conclusion of the presentation.

New Additions to the SOPHiA DDM™ Network

MSK-ACCESS® powered with SOPHiA DDM™, the new liquid biopsy offering from SOPHiA GENETICS, combines the sophisticated analytics, state-of-the-art algorithms and global network of the SOPHiA DDM™ Platform, with the scientific and clinical expertise of Memorial Sloan Kettering in cancer genomics.

MSK-ACCESS® powered with SOPHiA DDM™ will be tested at Tennessee Oncology, a U.S.-based patient-centered community oncology practice with over 35 locations, today announced as an early adopter of the advanced liquid biopsy testing. Tennessee Oncology, which is part of OneOncology, a network of leading oncology practices and experts driving the future of community-based cancer care, provides access to high-quality, innovative cancer care for its patients and increases access to advanced cancer testing in underserved areas.

Additionally, Dasa, the largest integrated healthcare network in Latin America that serves more than 20 million patients per year – including approximately 10% of the Brazilian population – also expanded its use of the SOPHiA DDM™ Platform to offer liquid biopsy via MSK-ACCESS® powered with SOPHiA DDM™.

The SOPHiA DDM™ Homologous Recombination Deficiency (HRD) Solution continues to be a strong driver of growth just two years after launch. Today, SOPHiA GENETICS announced that The Royal Marsden, a world leader in cancer care, pioneering treatment and ground-breaking research, is live on the SOPHiA DDM™ Platform to support HRD testing and research in the United Kingdom.

Full Year 2023 Preliminary Estimated Results

Based on information currently available, for the full year ending December 31, 2023, the Company expects to report FY results in line with guidance provided at Q3 earnings:

•	Full-year reported revenue growth expected to be at or above 30%;

•	Full year constant currency revenue growth excluding COVID-19-related revenue to be between 30% and 35%; and

•	2023 operating losses to be below 2022 levels.

The foregoing figures are preliminary and unaudited and reflect the Company’s estimated financial results. In preparing this information, management made a number of complex and subjective judgments and estimates about the appropriateness of certain reported amounts and disclosures. The Company’s actual financial results for the year ended December 31, 2023 have not yet been finalized by management or audited by the Company’s independent auditors. The preliminary financial information is not a comprehensive statement of all financial results for the year ended December 31, 2023. Subsequent information or events may lead to material differences between the foregoing preliminary financial results and those reported in the Company’s subsequent SEC filings. Accordingly, investors should not place undue reliance on these preliminary financial results.

Constant currency revenue growth excluding COVID-19-related revenue is a non-IFRS measure. See “Presentation of Constant Currency Excluding COVID-19-Related Revenue” below for a description of its calculation. The Company is unable to provide a reconciliation of forward-looking Constant currency revenue growth excluding COVID-19-related revenue to Revenue, the most comparable IFRS financial measure, due to the inherent difficulty in forecasting and quantifying the impact of foreign currency translation.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on X, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

Presentation of Constant Currency Excluding COVID-19-Related Revenue

We present constant currency revenue excluding COVID-19-related revenue to remove the effects of changes in foreign currency exchange rates on revenue as well as revenues that we derived from sales of COVID-19-related offerings. We believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth.

We operate internationally, and our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on our customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of our customer acquisition efforts and land-and-expand strategy.

We derive certain revenue from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages our SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. We do not believe that these revenues reflect our core business of commercializing our platform because our COVID-19 solution was offered to address specific market demand by our customers for analytical capabilities to assist with their testing operations. We do not anticipate additional development of our COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and we do not expect COVID-19-related revenues to constitute in the future, a significant part of our revenue.

Our management and board of directors use constant currency revenue excluding COVID-19-related revenue growth to evaluate our growth and generate future operating plans. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth in the same manner as our management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including FY 2023 expected financial results and statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships, and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

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Investor Contact:
Kellen Sanger

ir@sophiagenetics.com

Media Contact:
Kelly Katapodis

media@sophiagenetics.com

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